Exhibit 99.1

ZTO Express (Cayman) Inc. Announces Results of Annual General Meeting

SHANGHAI, June 14, 2023 /PRNewswire/ – ZTO Express (Cayman) Inc. (NYSE: ZTO and HKEX: 2057), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced that each of the following proposed resolutions submitted for shareholder approval has been adopted at its annual general meeting of shareholders held in Hong Kong today:

1.	as an ordinary resolution, to receive and consider the audited consolidated financial statements of the Company and the report of the auditor of the Company for the year ended December 31, 2022;

2.	as an ordinary resolution, to re-elect Mr. Hongqun HU as executive Director, subject to his earlier resignation or removal;

3.	as an ordinary resolution, to re-elect Mr. Xing LIU as non-executive Director, subject to his earlier resignation or removal;

4.	as an ordinary resolution, to re-elect Mr. Frank Zhen WEI as independent non-executive Director, subject to his earlier resignation or removal;

5.	as an ordinary resolution, to authorize the Board to fix the remuneration of the Directors;

6.	as an ordinary resolution, to re-appoint Deloitte Touche Tohmatsu as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix its remuneration for the year ending December 31, 2023;

7.	as an ordinary resolution, to grant a general mandate to the directors to issue, allot, and deal with additional Class A Ordinary Shares of the Company not exceeding 20% of the total number of issued and outstanding shares of the Company as at the date of passing of this resolution;

8.	as an ordinary resolution, to grant a general mandate to the directors to repurchase Class A Ordinary Shares of the Company not exceeding 10% of the total number of issued and outstanding shares of the Company as at the date of passing of this resolution; and

9.	as an ordinary resolution, to extend the general mandate granted to the directors to issue, allot and deal with additional Class A Ordinary Shares of the Company by the aggregate number of the Class A Ordinary Shares repurchased by the Company.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about ZTO’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in ZTO’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and ZTO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

ZTO Express (Cayman) Inc.

Investor Relations

E-mail: ir@zto.com

Phone: +86 21 5980 4508

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